6/27

06015977

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JER Envirotech Int. Corp.

*CURRENT ADDRESS Suite 130 - 13160 Vanier Place
Richmond, British Columbia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 1 6 2006
THOMSON
FINANCIAL

FILE NO. 82- 35002 FISCAL YEAR 8/31/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 8/14/06

082-03002

RECEIVED
2006 JUN 27 P 5:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH, D.C. 209 SECTION

8-31-05
AR/S

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

BDO

BDO Dunwoody LLP
Chartered Accountants and Advisors

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of
JER Envirotech International Corp.
(A Development Stage Company)

We have audited the consolidated balance sheets of JER Envirotech International Corp. (a development stage company) as at August 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia
November 9, 2005

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Balance Sheets
August 31, 2005 and 2004

		2005		2004
ASSETS				
Current assets				
Cash	$	**1,563,566**	$	41,670
Receivables		**182,412**		12,156
GST recoverable		**25,433**		14,479
Inventories (Note 4)		**264,033**		106,898
Prepaid expenses and deposit		**74,155**		23,310
		2,109,599		198,513
Deferred financing fees (Note 5)		**91,770**		–
Deposit (Note 6)		**449,987**		235,218
Equipment and leasehold improvements (Note 6)		**1,352,238**		181,363
License (Note 7)		**7,759**		8,759
	$	**4,011,353**	$	623,853
LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**403,032**	$	96,177
Advances received (Note 3)		**–**		250,000
Due to related parties (Note 11)		**58,675**		–
Notes payable (Note 8)		**305,177**		–
		766,884		346,177
Non-controlling interest (Note 3)		**930,884**		400,250
Shareholders' equity (Capital Deficit)				
Common stock (Note 9)		**5,229,107**		306,693
Subscriptions receivable (Note 9(b))		**(928,400)**		–
Contributed surplus (Notes 9(f))		**912,523**		165,563
Deficit accumulated in the development stage		**(2,899,645)**		(594,830)
		2,313,585		(122,574)
	$	**4,011,353**	$	623,853

Commitments (Note 12)
Subsequent events (Note 14)

Approved by the Directors:

Rafael A. Diego ____________________ *Sokhie Puar* ____________________
Rafael A. Diego Sokhie Puar

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Statements of Operations and Deficit
For the years ended August 31, 2005 and 2004

	2005	2004
Sales	$ 184,276	$ 8,484
Cost of sales	500,106	23,233
	(315,830)	(14,749)
Expenses		
Amortization	83,837	12,093
Bank charges	15,063	497
Consulting fees (Note 11)	243,244	55,453
License, duties, fees and taxes	21,891	2,267
Management fees (Note 11(a))	55,000	–
Office and administration	139,172	33,494
Professional fees	124,728	43,701
Regulatory fees and transfer agent	18,996	–
Rent	30,875	12,875
Research and development	–	16,630
Royalty (Note 7)	2,500	11,667
Stock-based compensation (Note 9(c))	1,014,090	–
Travel and promotion	58,753	44,404
Wages and benefits	294,066	166,831
	2,102,215	399,912
Loss before other items	(2,418,045)	(414,661)
Other items		
Interest and other income	891	–
Write-off of equipment	(1,002)	–
	(111)	–
Loss before non-controlling interest	(2,418,156)	(414,661)
Non-controlling interest	113,341	–
Net loss for the year	(2,304,815)	(414,661)
Deficit, beginning of year	(594,830)	(180,169)
Deficit, end of year	$ (2,899,645)	$ (594,830)
Basic and diluted loss per share	$ (0.14)	$ (0.18)
Weighted average shares outstanding	16,040,475	2,361,093

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

Consolidated Statements of Cash Flows
For the years ended August 31, 2005 and 2004

	2005	2004
Cash provided by (used in)		
Operating Activities		
Net loss for the year	**$ (2,304,815)**	$ (414,661)
Items not affecting cash		
Amortization	**83,837**	12,093
Stock-based compensation	**1,014,090**	–
Write off of equipment	**1,002**	–
Non-controlling interest	**(113,341)**	–
Change in non-cash working capital items:		
Receivables	**(170,256)**	(12,156)
GST recoverable	**(7,159)**	(13,384)
Inventories	**(157,135)**	(106,898)
Prepaid expenses and deposits	**(47,933)**	(23,310)
Investment tax credits refundable	–	7,152
Accounts payable and accrued liabilities	**306,560**	84,881
	(1,395,150)	(466,283)
Investing Activities		
Cash of legal parent upon reverse acquisition (Note 3)	**429,887**	–
Deposit	**(449,987)**	(235,218)
Acquisition of equipment, net of deposit paid in prior year	**(982,091)**	(192,456)
	(1,002,191)	(427,674)
Financing Activities		
Related party advances	**58,675**	235,377
Notes payable	**423,506**	–
Repayment of notes payable	**(118,329)**	–
Proceeds from issuance of shares	**2,911,410**	300,000
Contributions by non-controlling interest	**643,975**	400,250
	3,919,237	935,627
Increase in cash	**1,521,896**	41,670
Cash, beginning of year	**41,670**	–
Cash, end of year	**$ 1,563,566**	$ 41,670
Supplemental cash flow information		
Cash paid during the year for		
Taxes paid	**$ –**	$ –
Interest paid	**$ 11,196**	$ –
Forgiveness of amounts due to related parties	**$ –**	$ 165,563
Non-cash investing and financing activities		
Shares issued to lenders	**$ 14,000**	$ –
Bonus shares issued on reverse acquisition	**$ 114,000**	$ –
Shares issued on reverse acquisition	**$ 129,774**	$ –

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of business and ability to continue as a going concern

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name from Consolidated Kronofusion Technologies Inc. to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share (Note 3). JER is in the business of manufacturing and marketing proprietary wood-plastic composite ("WPC") compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts in the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by the NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

These consolidated financial statements are prepared on a basis of accounting principles applicable to a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

At August 31, 2005, the Company had only recently commenced earning revenue and has an accumulated deficit of $2,899,645, including a loss for the year ended August 31, 2005 of $2,304,815. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

2. Significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The following is a summary of the significant accounting policies used in the preparation of financial statements.

2. Significant accounting policies (continued)

(a) Basis of presentation and consolidation (continued)

(i) Reverse takeover transaction

On September 21, 2004, the Company acquired all of the issued and outstanding common shares of JER in exchange for common shares.

As the former shareholders of JER held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, JER.

b) As JER is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

(ii) Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, JER, its 75% owned subsidiary, JER Manufacturing B.C. Ltd. ("JER Manufacturing") (Note 3), its newly incorporated 51% owned subsidiary, JER Envirotech Sdn Bhd. ("JER Malaysia") (Note 12), and its newly incorporated 60% owned subsidiary, JER Manufacturing (Philippines) Inc. ("JER Philippines") (Note 12). All significant inter-company transactions occurring subsequent to September 21, 2004, the date of acquisition of JER (Note 3), and inter-company balances as at August 31, 2005 have been eliminated upon consolidation.

The Company is considered a development stage company and currently operates in one business segment.

(b) Equipment and leasehold improvements

Equipment is amortized over their estimated useful lives using the declining-balance method at the following annual rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

2. Significant accounting policies (continued)

(b) Equipment and leasehold improvements (continued)

The Extrusion-Compounding Equipment is being amortized over 10 years using the straight-line method. Amortization for this equipment started in 2005 after commissioning and start of commercial production.

Leasehold improvements are amortized over the estimated useful lives using the straight-line method.

In the year of acquisition, one-half of the annual amortization is recorded.

(c) Deferred financing fees

Costs incurred to obtain notes payable are deferred and amortized over the repayment term of one year using the straight-line method.

(d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates. Significant estimates in connection with these consolidated financial statements included stock-based compensation, valuation of current assets and impairment of long-lived assets.

(e) Fair value of financial instruments

The carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

(f) Inventories

Inventories consist of raw materials and finished compounds and goods and are recorded at the lower of cost and market where cost is determined on a weighted-average basis. Market for raw materials is determined to be replacement cost while market for finished compounds and goods is the estimated net realizable value of the finished goods.

(g) Research and development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, no expenditures incurred have met the criteria for deferral.

(h) License

The technology licensed from the NRC is amortized on a straight-line basis over the ten-year license term.

2. Significant accounting policies (continued)

(i) Subscriptions receivable

The subscriptions receivable balance as at August 31, 2005 was $928,400, which represented proceeds receivable from twenty-nine subscribers that participated in the private placement as described in Note 9(b). All subscription agreements were executed by August 31, 2005 and the outstanding funds were received subsequent to year-end.

(j) Foreign Currency Translation and Transactions

The Company's functional currency is the Canadian dollar as its cash flows are denominated primarily in Canadian dollars.

Integrated Subsidiaries

The accounts of JER's integrated subsidiaries are translated into Canadian dollars using the temporal method, whereby non-monetary assets and liabilities denominated in foreign currencies were translated at historical exchange rates and monetary assets and liabilities were translated at the exchange rate in effect at the balance sheet date. Gains and losses resulting from the translation are reflected in the Consolidated Statements of Operations and Deficit. Revenues and expenses are translated at the average rate for the year.

Foreign currency transactions

Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are then further translated to the Canadian dollar using period end exchange rates. Exchange gains or losses arising therefrom are charged to the Consolidated Statements of Operations and Deficit.

(k) Revenue recognition

The Company recognizes revenue when the product is shipped (at which time title is transferred to the purchaser) the price is fixed and determinable and realization of the sales price is probable.

(l) Income Taxes

The Company accounts for income taxes using the liability method. Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date.

Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carryforwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

2. Significant accounting policies (continued)

(m) Impairment of long-lived assets

The Company annually assesses its equipment and technology license for impairment. The Company will recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows. Should such long-lived asset not be recoverable from projected undiscounted future cash flows, an impairment loss is determined as the difference between the carrying amount and fair value of the asset. No write-downs were determined by management to be necessary for the years ended August 31, 2005 and 2004.

(n) Stock-based compensation

In accordance with CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("HB Section 3870") the Company uses the fair value-based method for measuring all stock options granted. The fair value is measured using the Black-Scholes option-pricing model and amortized over any applicable vesting periods.

The Company follows HB Section 3870, which also establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In 2004, the Company adopted the prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. During the year ended August 31, 2005, the Company granted stock options to directors, officers, consultants and employees as set out in Note 9(c). Compensation associated with unvested options issued to non-employees is remeasured at each quarter end using the Black-Scholes option-pricing model.

(o) Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Since the Company's stock options and warrants are anti-dilutive for all periods presented, only basic earnings per share is presented. A total of 5,950,831 and 1,033,460 common shares were issuable pursuant to such stock options and warrants at August 31, 2005 and 2004 respectively.

(p) Foreign Currency Risk

The Company has cash, accounts receivables and accounts payables that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. It is management's opinion that foreign currency risk is not significant.

3. Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 performance escrow shares of the Company are reserved for issuance for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition over six years.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO"), a private investment company located in British Columbia, Canada whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTech™ compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement.

Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued a total of 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

As the transaction, which was completed on September 21, 2004, resulted in the shareholders of JER acquiring the majority of the outstanding shares of the Company, the transaction was accounted for as a reverse takeover using the purchase method with JER as the acquirer.

The amounts assigned to the assets and liabilities of the Company deemed to have been purchased are based on the estimated fair value of the net assets of the Company, which equal their carrying values as at September 21, 2004, as follows:

Net assets acquired at assigned value		
Cash	$	429,887
GST recoverable		3,795
Prepaid expenses and deposits		2,912
Advances to JER		250,000
		686,594
Equipment		1,175
Accounts payable and accrued liabilities		(295)
Shares subscriptions received in advance		(557,700)
	$	129,774
Consideration given		
9,989,964 common shares	$	129,774

4. Inventories

August 31,		2005		2004
Raw materials	$	75,778	$	48,273
Finished compounds and goods		188,255		58,625
	$	264,033	$	106,898

5. Deferred financing fees

August 31,						2005		2004
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Deferred financing fees	$	128,000	$	36,230	$	91,770	$	Nil

6. Equipment and leasehold improvements

2005		Cost		Accumulated Amortization		Net Book Value
Machinery and equipment						
Extrusion-Compounding	$	1,034,541	$	38,043	$	996,498
Other		320,980		16,432		304,548
Computer equipment		13,112		3,460		9,652
Office equipment		13,445		1,787		11,658
Furniture and fixtures		9,907		2,101		7,806
Leasehold improvements		22,984		908		22,076
	$	1,414,969	$	62,731	$	1,352,238

2004		Cost		Accumulated Amortization		Net Book Value
Machinery and equipment						
Other	$	178,816	$	8,746	$	170,070
Computer equipment		6,245		1,312		4,933
Office equipment		3,537		488		3,049
Furniture and fixtures		3,858		547		3,311
	$	192,456	$	11,093	$	181,363

At August 31, 2005, the Company paid $449,987 (2004 – $235,218) as a down-payment against equipment expected to be delivered subsequent to August 31, 2005. The down-payment as at August 31, 2004 has been reclassified to Machinery and Equipment after receipt of the said equipment. The outstanding down-payment as at August 31, 2005 will be reclassified upon receipt of the ordered equipment.

7. License

Pursuant to a technology license agreement dated June 4, 2003 with the NRC, the Company was granted a ten-year exclusive license which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the license, the Company paid NRC a license fee of $10,000. Royalties will also be paid to the NRC at 3% on sales of WPC compound and products derived therefrom, and at 33.33% on revenue received from sub-licensing the technology. Under the terms of the agreement, the Company must pay a minimum annual royalty of $5,000 on December 31, 2003 and $10,000 thereafter on December 31 of each subsequent year.

On July 8, 2005, the Company and NRC agreed to amend specific terms of the agreement. It was agreed that the royalty rate to be paid by the Company to the NRC will be lowered from three percent (3%) to two percent (2%). It was also agreed that the payment of minimum annual royalty will be due on December 31, 2005 instead of December 31, 2003 and the minimum annual royalty has been adjusted to $10,000 beginning December 31, 2005 and the years thereafter.

In order to maintain the license agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom.

8. Notes payable

During the year, the Company had been granted a fixed line of credit facility by a leasing firm in the amount of approximately $1,950,000 (US$1,625,000) for a period of five years. The loan bears interest at a rate of Maybank BLR plus 0.75% during the first six months and at 4.95% per annum thereafter, payable in monthly installments including interest of approximately $45,000 (US$37,964) for a period of 54 months, with payments commencing on the seventh month. The loan is under the name of JER Envirotech Sdn Bhd (JER Malaysia) and is collateralized by the manufacturing equipment of the Company and corporate guarantees of 49% and 51% from Asia Pacific Microspheres (Note 12) and JER respectively.

During the year, the Company received proceeds of $423,506 from the above facility and of which, $118,329 was repaid. Also, during the year, the Company paid or accrued $5,540 as interest on this note.

9. Share capital

In accordance with reverse takeover accounting principles, JER, the legal subsidiary, is deemed to have acquired control of the net assets of the legal parent, the Company (Note 3). Accordingly, the number of issued shares reflects the structure of the Company, while the value of the issued share capital reflects the position of JER adjusted for the cost of the purchase.

(a) Authorized

Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.
Unlimited number of Class "B" preference shares without nominal or par value.

9. Share capital (continued)

(b) Issued and fully paid

Share capital of JER, legal subsidiary, prior to reverse takeover

	Number of Shares	Amount
Balance, September 1, 2003	6,527	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	8,193,473	–
Private placement	1,250,668	300,000
Balance, August 31, 2004 and September 20, 2004 (Note 3)	9,450,668	$ 306,693

Share capital of the Company subsequent to reverse takeover

	Number of Shares	Amount
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of the reverse takeover	3,187,283	$ 306,693
Shares issued pursuant to reverse takeover (Note 3)	9,450,668	129,774
Finder's fee issued pursuant to reverse takeover (Note 3)	539,296	–
Bonus shares issued pursuant to reverse takeover (Notes 3)	271,428	114,000
Private placements	7,006,164	4,203,700
Shares issued to lenders	25,000	14,000
Exercise of options	932,250	742,870
Exercise of warrants	103,750	31,125
Less share issuance and reverse takeover costs	–	(313,055)
Balance, August 31, 2005	21,515,839	$ 5,229,107

In conjunction with the reverse takeover, the Company consolidated its common shares on the basis of one new share for every two shares previously outstanding. The information set out in the tables above give retroactive effect to this share consolidation.

During the year ended August 31, 2005, the Company completed a non-brokered private placement of 5,254,165 units at a price of $0.60 per unit for gross proceeds of $3,152,500. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $0.75 per share until August 31, 2006 and at an exercise price of $0.95 per share until August 31, 2007. The Company paid an aggregate of $125,104 as finders' fees to arms length parties on this private placement and $19,306 in other costs incurred in respect of the private placement. As at August 31, 2005, a total of $928,400 remained receivable from twenty-nine subscribers.

9. Share capital (continued)

(b) Issued and fully paid (continued)

The Company also completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

During the year, 103,750 warrants were exercised at a price of $0.30 per common share and 103,750 common shares were issued for gross proceeds of $31,125.

During the year, 232,250 options and 700,000 options were exercised at a price of $0.24 and $0.60 per common share respectively and an aggregate of 932,250 common shares were issued for gross proceeds of $475,740.

During the year, the Company received a $70,000 loan from three arm's length parties at an interest rate of 12% per annum. In consideration of the loan, the Company issued an aggregate of 25,000 shares to the lenders at a price of $0.56 per share. The Company repaid the loan including interest of $4,156 during the year.

During the year, the Company issued a total of 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances (Note 3).

In June 2004, JER issued 8,193,473 shares in contemplation of the reverse takeover.

During the year ended August 31, 2004, JER completed a non-brokered private placement of 1,250,668 common shares at $0.24 for total proceeds of $300,000.

(c) Stock options

The Company maintains a 10% rolling stock option plan that enables it to grant options to its directors, officers, employees and other service providers. The Company follows the TSX Venture Exchange policies where the number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options. The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant.

The number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of the Issuer from the date of grant. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period

9. Share capital (continued)

(c) Stock options

A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, December 31, 2003	470,126	$ 0.12
Exercised	(1,666)	0.12
Balance, August 31, 2004 and September 20, 2004	468,460	0.12
Consolidation 2:1	(234,230)	0.12
Granted	2,503,000	0.62
Exercised	(932,250)	0.51
Cancelled	(270,000)	0.70
Forfeited	(91,980)	0.62
Balance, August 31, 2005	1,443,000	$ 0.58

The following table summarizes the stock options outstanding at August 31, 2005:

Exercise price	Number outstanding at August 31, 2005	Expiry date	Number exercisable at August 31, 2005
$0.65	208,000	August 1, 2008	–
$0.60	170,000	June 23, 2009	170,000
$0.70	20,000	August 24, 2009	20,000
$0.60	885,000	February 16, 2010	885,000
$0.65	160,000	July 15, 2010	160,000
	1,443,000		1,235,000

During the year ended August 31, 2005, under the fair-value-based method, $1,014,090 (2004 – $nil) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors, officers, employees and consultants of the Company.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	2.79%	–
Expected dividend yield	–%	–
Stock price volatility	100%	–
Expected life of options	3.5 years	–

The weighted average fair value of options granted during the year ended August 31, 2005 was $0.41 (2004 – $nil).

9. Share capital (continued)

(d) Warrants

A summary of the status of the warrants outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price
Balance, December 31, 2003	1,500,000	$ 0.15
Exercised	(935,000)	0.15
Balance, August 31, 2004	565,000	0.15
Exercised	(100,000)	0.15
Balance, September 20, 2004	465,000	0.15
Consolidation 2 for 1	(232,500)	0.15
Granted	4,379,081	0.73
Exercised	(103,750)	0.30
Balance, August 31, 2005	4,507,831	$ 0.72

The following warrants were outstanding at August 31, 2005. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
128,750	$0.30	October 6, 2005
1,751,999	$0.70	September 21, 2005
	$0.90	September 21, 2006
1,032,917	$0.75	July 27, 2006
	$0.95	July 27, 2007
1,594,165	$0.75	August 31, 2006
	$0.95	August 31, 2007

See subsequent events note 14(e).

(e) Shares held in escrow

As at August 31, 2005, 8,515,257 (2004 – nil) common shares are held in escrow as follows:

i) 63,531 common shares are considered Tier 1 escrow shares and are released as to 25% on closing of RTO, one-third, one-half and the balance, of the remaining shares respectively as to every 6 months pursuant to a Value Escrow Agreement dated September 21, 2004. As at August 31, 2005, 31,765 common shares remain in escrow;

ii) 19,937 common shares are considered Tier 2 escrow shares and will be released following the release of the 229,062 escrow shares held in RRSP pursuant to a Value Escrow Agreement dated September 21, 2004. As at August 31, 2005, 19,937 common shares remain in escrow;

9. Share capital (continued)

(e) Shares held in escrow (continued)

iii) 19,594 common shares are released as to 10% every 6 months pursuant to the escrow agreement dated November 20, 2001. As at August 31, 2005, 14,696 common shares remain in escrow; and

iv) 8,893,536 common shares were released as to 5% on closing of the Reverse Takeover, 5% every six months until March 21, 2006 and 10% every 6 months until September 21, 2010. As at August 31, 2005, 8,448,859 common shares remain in escrow.

(f) Contributed surplus

August 31,	2005	2004
Balance, beginning of year	$ 165,563	$ –
Debt forgiven (Note 11(g))	–	165,563
Stock compensation	1,014,090	–
Transfer to share capital on exercise of options	(267,130)	–
Balance, end of year	$ 912,523	$ 165,563

10. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative federal and provincial income tax rates to the loss before tax provision due to the following:

August 31,	2005	2004
Net loss for the year	(2,304,815)	(414,661)
Statutory income tax rate	35.62%	35.62%
Recovery of income taxes computed at standard rate	$ (821,000)	$ (147,700)
Forgiveness of debt	–	59,000
Stock-based compensation	361,000	–
Deductible (Non-deductible) items	(53,600)	4,200
Increase in valuation allowance	513,600	84,500
	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

August 31,	2005	2004
Operating loss carry-forward	$ 1,150,000	$ 145,500
Equipment and leasehold improvement	5,200	3,900
Deferred financing and share issuance costs	82,700	–
Valuation allowance	(1,237,900)	(149,400)
	$ –	$ –

10. Income Taxes (continued)

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

At August 31, 2005, the Company had estimated losses carried forward of approximately $3,238,000 expiring in various amounts over the period from 2006 to 2015. Included therein were approximately $1,388,000 of non-capital losses carry forward as a result of the reverse takeover (Note 3). Related estimated tax effect of these non-capital losses, based on enacted federal and provincial tax rates, of approximately $494,000 were included in the Company's future tax assets.

The Company's future tax assets also include approximately $80,900 (2004 - $nil) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations and Deficit.

11. Related party transactions

(a) During the year ended August 31, 2005, the Company paid or accrued management fees of $55,000 (2004 – $nil) and administrative fees of $11,000 (2004 – $nil) under a management service agreement to a company controlled by directors of the Company.

(b) The Company paid or accrued $3,459 (2004 – $nil) for rent to a company having directors in common.

(c) As at August 31, 2005, $2,675 (2004 – $nil) was due to a company controlled by a director of the Company. The amounts resulted from expense reimbursements and is unsecured, non-interest bearing with no fixed terms of repayment.

(d) During the year ended August 31, 2005, the Company paid consulting fees of $30,000 (2004 – Nil) to a company controlled by an officer of the Company.

(e) During the year ended August 31, 2005, the Company paid consulting fees of $60,000 (2004 – Nil) to a company controlled by a director of the Company. Services provided by this company includes, among others, investment and management consulting, corporate communications and other related services.

(f) As at August 31, 2005, $56,000 (2004 – $nil) was due to a director of the Company. The note is unsecured, non-interest bearing and with no fixed terms of repayment.

(g) During the year ended August 31, 2004, in contemplation of the closing of the RTO, the directors forgave $165,563 owing to them. The amount was recorded as contributed surplus.

12. Commitments

(a) The Company entered into a premises lease agreement for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On March 17, 2005, the Company negotiated for the termination of the lease agreement effective April 29, 2005. The Company paid a penalty of $4,385 on May 15, 2005 for the unfulfilled period.

12. Commitments

(b) On September 10, 2004, the Company's subsidiary entered into a premises lease agreement for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120. In addition to the minimum rental payment, an additional rent amounting to $48,525 for the period November 1, 2004 to October 31, 2005 is also payable in 12 consecutive monthly payments of $4,044. This additional rent is the Company's proportionate shares on leased premises' costs of insurance, heating, ventilating, air conditioning, property management, property taxes and other related services rendered to the leased premises for the benefit of the Company and paid by the landlord. This additional rent is subject to an annual review based on the actual amount spent by the landlord.

On March 17, 2005, the Company negotiated for the renovation of a certain area in the plant for office space. Cost of such renovation is for the account of the leasor. In turn, the monthly lease rate is increased to approximately $11,948 beginning May 1, 2005. Minimum annual lease payments over the remaining term of the lease are as follows:

Year ended August 31,		Amount
2006	$	143,376
2007		143,376
2008		143,376
2009		143,376
2010		143,376
Thereafter		167,272
	$	884,152

At August 31, 2004, the Company paid a deposit of $20,933 against a potential premises lease in Delta, British Columbia. This amount, included in prepaid expenses and deposits, was refunded during the year ended August 31, 2005 upon the Company terminating negotiations with the landlord.

(c) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd. ("MTL"), a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement").

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding areas.

The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

12. Commitments (continued)

(d) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors, to provide management and administrative services to the Company for a period of three years in exchange for a monthly fee of $5,000 and $1,000, respectively.

(e) The Company entered in an agreement dated March 1, 2005, with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in the Philippines, to form JER Philippines. Pursuant to the agreement, WPCE will provide initial funding of $1,012,945 (US$850,000) which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

During the year ended August 31, 2005, the Company advanced $6,000 in respect of this agreement.

(f) During the year, the Company entered into an agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Malaysia. Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

During the year ended August 31, 2005, the Company advanced $469,455 (US$380,000) in respect of this agreement, which is eliminated on consolidation.

(g) During the year ended August 31, 2005, the Company entered into an agreement with The Howard Group to provide investor and financial relations services to the Company for a period of one year in exchange for a monthly fee of $6,000.

During the year ended August 31, 2005, the Company paid a total of $6,000 in respect of this agreement.

(h) During the year ended August 31, 2005, the Company through its subsidiary, JER Malaysia, entered into a management services agreement with APM for a period of three years in exchange for a monthly fee of $1,582 (RM5,000). APM shall provide human resources, payroll, accounting and other administration management services to JER Malaysia.

During the year ended August 31, 2005, JER Malaysia paid a total of $1,021 in respect of this agreement.

13. Segmented Information

During the fiscal year ended August 31, 2005, approximately 93% (2004 – nil) of the sales of the Company was earned from customers from foreign countries. Sales to one particular customer from a foreign country during the year amounted to $143,164 (2004 – nil), approximately 78% of the total receivables at August 31, 2005. Sales to another customer from a foreign country amounted to $25,513 (2004 – nil), approximately 13% of the total receivables at August 31, 2005.

14. Subsequent Events

The following events occurred subsequent to August 31, 2005:

(a) The Company issued 50,000 shares as finder's fees in connection with the formation of JER Malaysia. Further fees of up to 250,000 shares will be allocated and issued upon JER Malaysia achieving certain performance targets.

(b) The Company completed a non-brokered private placement of 2,927,355 units at a price of $1.10 per unit for gross proceeds of $3,220,090. Each unit consists of one common share and one half share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.60 in the first year and at a price of $2.10 thereafter up to two years from the closing date. The Company paid an aggregate of $225,406 as finders' fees on this private placement.

(c) The Company granted to an officer, consultant and employees an aggregate of 415,000 stock options at a price of $1.10 per share exercisable for a period of five years.

(d) The Company entered into an amended agreement with MTL, pursuant to which MTL must make a capital contribution of US$2,000,000 for the establishment of the first line of production and any further capital requirements of the joint venture will be the responsibility of MTL. MTL has the right of first refusal for any additional lines of production, for which MTL will also be responsible for all the capital requirements.

A finder's fee will be paid to an arm's length party in respect of this joint venture agreement.

(e) Subsequent to the year end, an aggregate of 1,086,249 warrants were exercised at prices ranging between $0.30 and $0.90 per common share and 1,086,249 common shares were issued for gross proceeds of $844,374.

RECEIVED
2006 JUN 27 P 5:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C. 209 SECTION

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)
(A development stage company)

MANAGEMENT DISCUSSION AND ANALYSIS

Years ended August 31, 2005
(Unaudited – Prepared by Management)

JER ENVIROTECH INTERNATIONAL CORP.

(Formerly Consolidated Kronofusion Technologies Inc.)

Management Discussion & Analysis
August 31, 2005

1.1 Date

This Management Discussion and Analysis ("MD&A") of JER Envirotech International Corp. (formerly Consolidated Kronofusion Technologies Inc.) (the "Company") has been prepared by management as of December 28, 2005 and should be read in conjunction with audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended August 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000. During the year ended December 31, 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc., and consolidated its share capital on the basis of four old shares for one new share.

On September 21, 2004, the Company completed a share exchange with JER Envirotech Ltd. ("JER"), changed its name to JER Envirotech International Corp. and consolidated its share capital on a basis of two old shares for one new share. JER is in the business of manufacturing and marketing proprietary wood-plastic composite (WPC) compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts on the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

Reverse takeover ("RTO") of JER Envirotech Ltd.

Pursuant to a Definitive Share Exchange Agreement ("Agreement") dated June 2, 2004 with JER and its shareholders, the Company acquired all of the issued and outstanding shares of JER in exchange for 9,450,668 common shares of the Company. An additional 3,500,000 performance escrow shares of the Company are reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones over six years. In addition, the Company issued 422,108 shares as a finder's fee for the acquisition.

In conjunction with the RTO, JER entered into a joint venture agreement dated June 30, 2004 with PGCO Investments Ltd. ("PGCO"), a private investment company located in British Columbia, Canada, whereby JER & PGCO incorporated a joint venture company, JER Manufacturing, for the purpose of manufacturing JERTechTM compounds and panel boards. JER Manufacturing is owned 75% by JER and 25% by PGCO.

Pursuant to the agreement, PGCO advanced $650,000 to JER Manufacturing for working capital and acquisition of equipment and JER contributed the technology. The advances are repayable only at the discretion of JER Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are secured by 1,000,000 common shares of the Company owned by a director and an officer of the Company. Such advances are recognized in these financial statements.

The Company issued 271,428 bonus shares to a director and an officer of the Company for their pledge of shares, held in trust, as collateral until the repayment of the advances. In addition, the Company issued 117,188 common shares to an arm's length party as a finder's fee in connection with this financing.

In conjunction with the RTO, the Company completed a non-brokered private placement of 1,751,999 units at a price of $0.60 per unit for gross proceeds of $1,051,200. Each unit is comprised of one common share and a share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.70 until September 21, 2005 and $0.90 until September 21, 2006. A commission of $58,709 was paid to various finders on the private placement and other costs of $109,936 were incurred in respect of the private placement and reverse takeover transactions.

Business of JER Envirotech Ltd.

Overview

JER has co-developed a number of environmentally efficient wood-plastic composite formulations. The composite formulations are owned by the National Research Council of Canada ("NRC"), which contributed a total of $1.1 million in the co-development of the composites with JER. NRC has granted JER a 10-year exclusive worldwide license on the technology.

History of the Business

JER was incorporated in July of 1997 under the laws of British Columbia for the purposes of pursuing opportunities in the wood finishing and plastics composites industry. Key management of JER were previously involved in developing and producing a wood finishing system used by wood flooring companies in various countries in Asia. These individuals developed expertise in the formulation of coating materials for any particular substrate: wood, steel and plastic. The coatings are cured using ultra-violet light (UV) and typically applied in flooring use. The UV coating expertise resulted in the participation by the management in a project for the development of a full-scale UV coating line.

Building on managements' experience with UV coatings, JER was founded and subsequently entered into a joint collaboration with the NRC and the Industrial Materials Institute (IMI) on a wood and plastic waste-recycling project for the development of an advanced composite material. The research project was conceptualized to respond to requirements from the automotive component parts industry for environmentally efficient plastics alternatives. The research utilized sawdust from sources in British Columbia and recycled polypropylene based plastic.

Management of JER, having prior experience with the Asian markets, also saw an opportunity for JER's wood-plastic composites to be applied in the construction industry, and in particular identified various Asian markets as targets for panel boards made from JER's wood-plastic composites. Asian construction requires a product that can withstand humidity and insect activity. Plywood, which is presently heavily used by the Asian construction industry, has limited longevity, can deteriorate quickly under certain conditions, and is not environmentally efficient due to its use of new wood and environmentally harmful bonding agents. The wood-plastic composite panel boards offer a more durable and environmentally efficient alternative to plywood.

Research and development on various wood-plastic composite formulations co-developed by JER and the NRC was concluded in early March of 2003. A patent application was filed with the US Patent Office and with the Canadian Patent Office by the NRC. A renewable ten year worldwide license was granted to JER by the NRC in June of 2003 providing JER with exclusivity to commercialize the project results in the automotive, panel board, substrate materials and decking markets. A total of 42 formulations are covered under the license, each formulation having unique properties and applications.

Products

JER's product family, using the common name JERtech™, has several products. JERtech™ Panel Board (or wallboard) for construction does not warp, split or degrade in humid climates, as is common in large regions of Asia. JERtech™ substrate is ideal for flooring and countertops and is high quality, non-formaldehyde and bacterial resistant. The JER raw material compound formulation also exceeds the existing specifications for the automotive industry for injection-moulded auto parts. Wood-plastic composite (WPC) compounds can be applied to create auto parts that are stronger and lighter alternatives to current moulded plastics. JER believes the compounds co-developed by it are technically superior to other WPC compounds due to JER's unique formulations and processing technology. WPC has multi-billion dollar markets worldwide and the company is seeking to exploit its technical advantage through a selective market penetration strategy. Early market validation has shown that the market is receptive. JER has established orders and requests for product in the automotive and wallboard markets. At this time, the company's productive capacity is the limiting factor for rapid growth.

JER may also sell raw WPC material compounds in pellet form to manufactures, which could then extrude or injection mould the compound to suit their specific applications. These compound markets are driven by environmental pressures to use more parts that are recycled or recyclable and by the unique properties of WPCs that enable companies to produce lighter products.

During the period, the Company's production facility, a joint venture 75% owned by JER and 25% by PGCO Investments Ltd., has now commenced production of JER wood-plastic composite compound ("WPC Compound"). Initial production tests have indicated production levels which are between 8% to 25% higher, on an hourly basis, depending on the formulation, than initially expected.

Operations

JER's administrative offices are located in Delta, British Columbia. The Company currently outsources production of its wood-plastic composite products as part of its unique manufacturing strategy allowing it to begin selling product immediately without capital investment in machinery. JER has sourced manufacturing contractors able and willing to deliver product to JER's customers in an outsource capacity. The Company has also sourced plastics companies to cover the entire compounding and extrusion process. JER has implemented a quality control policy with its production contractors to ensure product standards as set forth by the Company and the NRC are met. JER is reviewing possibilities for implementing production internally.

The Industry

Wood-plastic composites (or WPCs) combine wood and thermosets or thermoplastics. Thermosets are plastics that, once cured, cannot be melted by reheating. Thermoplastics can be melted and reused, and are used in many household products such as milk jugs and grocery bags. Modern WPC products all use thermoplastics. Thermoplastic types include polyethylene (PE), at 83% of the market, polyvinyl chloride (PVC), with 9% of the market, and polypropylene (PP), with 7% of the market. PE is mostly used for exterior building components and traditional decking, PVC for windows and newer decking, and PP for automotive and consumer products. All JER's formulations use PP. Although PP is harder to work with, it has significant environmental advantages. JER is one of the few companies that have the expertise and ability to work with PP.

Sales of WPC and other natural fibre-based products have been growing at a rate of 25% annually since 1998, making it the fastest growing sector of the plastics industry, fuelled primarily by the building products segment. Producers using all composite materials have enjoyed double-digit growth in demand since the early 1990s.

The WPC industry has experienced growth in the decking market in North America, where composite materials can resist humidity with less weight and still provide tensile strength. However, most of the decking products have not utilized PP, and JER believes it has an opportunity to market its new technology promoting the benefits of PP, being formulations that meet building code requirements, provide greater strength and less environmental concerns than PVC.

JER is a pioneer in the WPC panel board market. No other company is producing panel boards using WPC technology. JER's use of PP in their raw material compounds and its unique manufacturing expertise allow for the extrusion of wide flat panels from a WPC raw material compound. This innovative position in the marketplace allows JER to focus on the panel board market, first in Asia, and then in North America.

There are forty companies known to JER that are engaged in this industry within North America and ten of those companies are in Canada. Most of these focus on decking products. In terms of construction materials or raw material compounds, the WPC industry is still in its infancy. As a result, there are no testing standards that can be used to compare JER's products on a numeric scale to wood, plastic and metal. JER is working with Canadian testing agencies to develop new testing standards for WPCs.

1.3 Selected Annual Information

Year ended	Total Revenues	Gross Profit (Loss)	Income (Loss)	Income (Loss) per share
August 31, 2005	$ 184,276	$ (315,830)	$ (2,304,815)	$ (0.14)
August 31, 2004	8,484	(14,749)	(414,661)	(0.18)
August 31, 2003	5,853	2,920	(9,780)	(1.50)

1.4 Results of Operations

For the year ended August 31, 2005, the Company recorded a loss of $2,304,815 or $0.14 per share as compared to a loss of $414,661 or $0.18 per share for the year ended August 31, 2004, an increase in loss by $1,890,154. The increase in loss was due to increases in over-all general and administrative expenses as a result of the Company's RTO and the start-up of production. *See 1.2. Over-all Performance.*

The increase in over-all general and administrative expenses was primarily attributable to increased in stock-based compensation by $1,014,090, consulting fees by $187,791, management fees by $55,000, office and administration by $105,678 and wages and benefits by $127,235.

The Company is in its development stage. During the year, the Company started earning revenues and recorded a gross loss of $315,830. Revenues were derived from the sale of the Company's products, JERtech™.

During the year, the Company recorded $1,014,090 (2004 - $nil) in stock-based compensation expense, under the fair value based method using the Black-Scholes option-pricing model, in its statements of loss and deficit for stock options granted to directors, officers, employees and consultants of the Company.

1.5 Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Net Loss	Loss per share
August 31, 2005	$ 151,670	$ (323,171)	$ (1,054,919)	$ (0.05)
May 31, 2005	23,513	9,789	(345,506)	(0.02)
February 28, 2005	746	(1,190)	(531,119)	(0.03)
November 30, 2004	8,347	(1,258)	(373,271)	(0.02)
August 31, 2004	565	(16,104)	(215,360)	(0.09)
May 31, 2004	7,919	1,355	(92,538)	(14.18)
February 29, 2004	–	–	(67,337)	(10.32)
November 30, 2003	–	–	(39,426)	(6.04)

See 1.2. Over-all Performance for significant trends and acquisitions (reverse takeover).

1.6/1.7 Liquidity and Capital Resources

The Company reported a working capital of $1,342,715 at August 31, 2005 compared to a negative working capital of $147,664 at August 31, 2004, representing an increase in working capital by $1,490,379. As at August 31, 2005, the Company had net cash on hand of $1,563,566 compared to $41,670 at August 31, 2004.

Current assets excluding cash at August 31, 2005 consist of receivables of $182,412, GST recoverable of $25,433, inventories of $264,033 and prepaid expenses and deposits of $74,155 while current liabilities as at August 31, 2005 consist of accounts payable and accrued liabilities of $403,032, due to related parties of $58,675 and current portion of notes payable of $305,177.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments [1]	$884,152	$430,128	$286,752	$167,272
Management agreements [2]	$144,000	$144,000	$nil	$nil
Consulting agreements [3]	$66,000	$66,000	$nil	$nil
New lease Commitments [4]	$964,188	$482,094	$321,396	$160,698

(1) The Company has entered into lease agreements for its office premises.
(2) The Company has entered into a management and administrative services agreement with a company controlled by two directors of the Company.
(3) The Company has entered into an investor and financial services agreement.
(4) On December 1, 2005, the Company has entered into a new lease agreement for its new manufacturing plant at Delta, B.C. commencing in 2006.

During the year, the Company entered into the following agreements as follows:

(a) The Company entered into an agreement dated June 4, 2004, with Master Trust Ltd. ("MTL"), a merchant banking company of Ludhiana, India, to establish a production facility in India (the "India JV Agreement").

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding areas.

The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition, the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

(b) The Company entered in an agreement dated March 1, 2005, with WPC Environtech Inc. ("WPCE"), an arm's length private investment company located in the Philippines, to form JER Philippines. Pursuant to the agreement, WPCE will provide initial funding of $1,012,945 (US$850,000) which will be applied towards the acquisition of manufacturing equipment and the commencement of production operations in exchange for a 40% equity interest in JER Philippines. The Company will provide technology, manufacturing rights and know how to JER Philippines. Under the agreement, WPCE has the right of first refusal to fund a second line of production.

During the year ended August 31, 2005, the Company advanced $6,000 in respect of this agreement.

(c) During the year, the Company entered into an agreement with Asia Pacific Microspheres Sdn Bhd ("APM") to form JER Malaysia. Pursuant to the agreement, JER will own 51% of JER Malaysia and APM will own 49%. JER and APM will contribute working capital to JER Malaysia on a pro-rata basis. It is anticipated that the financing for the entire production facility will be arranged by APM. JER will provide technical expertise and grant exclusive manufacturing rights to JER Malaysia to manufacture the JERTech™ Compound, JERTech™ Panel Board and related products for the Asia Pacific Region with the exception of the Philippines, India, Taiwan, China and the Middle East.

During the year ended August 31, 2005, the Company advanced $469,455 (US$380,000) in respect of this agreement, which is eliminated on consolidation.

(d) During the year ended August 31, 2005, the Company through its subsidiary, JER Malaysia, entered into a management services agreement with APM for a period of three years in exchange for a monthly fee of $1,582 (RM5,000). APM shall provide human resources, payroll, accounting and other administration management services to JER Malaysia.

During the year ended August 31, 2005, JER Malaysia paid a total of $1,021 in respect of this agreement.

During the year, the Company utilized $1,395,150 of its cash for operations and utilized $1,002,191 for investing activities which includes $982,091 for the purchase of equipment and a deposit of $449,987 paid during the year for additional equipment yet to be delivered. On reverse acquisition, we acquired $429,887 in cash that had been received by the parent company prior to reverse acquisition on share issuances following the reverse acquisition.

During the year, the Company generated $3,919,237 of cash from its financing activities as follows:

(a) The Company received $2,911,410 from the issuance of shares by way of private placement in conjunction with the RTO (see item 1.2 above) and exercises of options and warrants less share issue costs of $313,055.

(b) The Company received an aggregate of $70,000 in notes payable from three arm's length parties. The notes were subject to a 12% interest per annum with a maturity date of one year from the effective date of the promissory notes. In consideration of the loans, the Company issued an aggregate of 25,000 bonus shares to the lenders at a price of $0.56 per share. As at August 31, 2005, the notes were repaid including an aggregate of $4,168 of interest which was accrued on these notes.

(c) The Company received aggregate loans and advances of $58,675 from various related parties. The advances are unsecured, non-interest bearing with no fixed terms of repayment.

(d) The Company had been granted a fixed line of credit facility by a leasing firm in the amount of approximately $1,950,000 (US$1,625,000) for a period of five years. The loan bears interest at a rate of Maybank BLR plus 0.75% during the first six months and at 4.95% per annum thereafter, payable in monthly installments including interest of approximately $45,000 (US$37,964) for a period of 54 months, with payments commencing on the seventh month. The loan is under the name of JER Envirotech Sdn Bhd (JER Malaysia) and is collateralized by the manufacturing equipment of the Company and corporate guarantees of 49% and 51% from Asia Pacific Microspheres Sdn Bhd and JER respectively.

During the year, the Company received proceeds of $423,506 from the above facility and of which, $118,329 was repaid. Also, during the year, the Company paid or accrued $5,540 as interest on this note.

Financing for the Company's operations, commitments and various joint ventures was funded primarily through various share issuances and from various loans mentioned above. At August 31, 2005, the Company has only recently commenced earning revenue and has an accumulated deficit as at August 31, 2005 of $2,899,645, including a loss for the year ended August 31, 2005 of $2,304,815. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

(1) Effective September 2004, the Company entered into a Management and Administrative Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney a director and officer of the Company, pursuant to which the Company retained VCC to provide management services. The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. This agreement expires in September 2007.

During the year ended August 31, 2005, the Company paid $55,000 for management fees and $11,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the year, the Company paid rent to Afrasia of $3,459. Afrasia is an oil and gas exploration company.

(3) As at August 31, 2005, $2,675 (2004 – $nil) was due to a company controlled by Sokhie Puar, a director of the Company. The amounts resulted from expense reimbursements and is unsecured, non-interest bearing with no fixed terms of repayment.

(4) During the year ended August 31, 2005, the Company paid consulting fees of $30,000 to a company controlled by Bijay Singh, an officer of the Company.

(5) During the year ended August 31, 2005, the Company paid consulting fees of $60,000 to a company controlled by Sokhie Puar, a director of the Company. Services provided by this company includes, among others, investment and management consulting, corporate communications and other related services.

(6) As at August 31, 2005, $56,000 (2004 – $nil) was due to Julio Macaraig, a director of the Company. The note is unsecured, non-interest bearing with no fixed terms of repayment.

(7) During the year ended August 31, 2004, in contemplation of the closing of the RTO, two directors, Julio Macaraig and Rafael Diego, forgave an aggregate of $165,563 owing to them. The amount was recorded as contributed surplus.

1.10 Fourth Quarter/Subsequent events

The Company and Infinity have signed a letter agreement for the sublicense of certain rights to use the Technology to manufacture products in the toys, outdoor and sporting goods, and furniture industries. The grant of sublicense under the letter agreement is subject to the parties entering into a formal license agreement, unanimous board approval of the Company, and the approval of the proposed sublicense agreement by the National Research Council of Canada. The Company will also seek the acceptance of the TSX Venture Exchange to the proposed sublicense agreement. The letter agreement provides that Infinity will acquire the exclusive worldwide rights to manufacture and sell products in the toys, outdoor and sporting goods, and furniture industries, using the Technology. Infinity will pay to the Company an annual sub-license fee of $10,000 and annual royalties of 5% and 4% of gross sales of product in the first and second production years, and 3% thereafter. The Company will also receive 33.33% of revenues from other permitted uses of the Technology by Infinity. The sublicense will be subject to various requirements and restrictions contained in the original Technology License Agreement including the requirement that Infinity diligently pursue the commercialization of the Technology for the permitted industries, failing which the Company may terminate the sublicense agreement on six months notice.

The Board of Directors of Infinity presently consists of Mr. Sokhie Puar and Mr. Bijay Singh. Mr. Puar is a director of the Company and Mr. Singh is the Company's corporate secretary and accordingly the transaction with Infinity is a related party transaction. The board of directors of the Company is accordingly seeking disinterested shareholder approval of the proposed sublicense to Infinity at the Company's annual and special meeting to be held on January 26, 2006.

During the fourth quarter, the Company entered into various joint venture agreements. See "*1.6/1.7Liquidity and Capital Resources*" for a full disclosure of these agreements.

The following events occurred subsequent to August 31, 2005:

(a) The Company issued 50,000 shares as finder's fees in connection with the formation of JER Malaysia. Further fees of up to 250,000 shares will be allocated and issued upon JER Malaysia achieving certain performance targets.

(b) The Company completed a non-brokered private placement of 2,927,355 units at a price of $1.10 per unit for gross proceeds of $3,220,090. Each unit consists of one common share and one half share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.60 in the first year and at a price of $2.10 thereafter up to two years from the closing date.

The Company paid an aggregate of $225,406 as finders' fees on this private placement.

(c) The Company granted to an officer, consultant and employees an aggregate of 415,000 stock options at a price of $1.10 per share exercisable for a period of five years.

(d) The Company entered into an amended agreement with MTL, pursuant to which MTL must make a capital contribution of US$2,000,000 for the establishment of the first line of production and any further capital requirements of the joint venture will be the responsibility of MTL. MTL has the right of first refusal for any additional lines of production, for which MTL will also be responsible for all the capital requirements.

A finder's fee will be paid to an arm's length party in respect of this joint venture agreement.

(e) Subsequent to the year end, an aggregate of 1,086,249 warrants were exercised at prices ranging between $0.30 and $0.90 per common share and 1,086,249 common shares were issued for gross proceeds of $844,374.

(f) The Company has entered into a premises lease for its new manufacturing plant in Delta, British Columbia, for a term of six (6) years commencing on February 1, 2006 at a monthly lease rate of approximately $13,391. The Company was granted by the landlord a basic rent-free period of 3 months. Lease commitments during the term of the lease is indicated in 1.6/1.7 Liquidity and Capital Resources.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

In accordance with CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("HB Section 3870") the Company uses the fair value-based method for measuring all stock options granted. The fair value is measured using the Black-Scholes option-pricing model and amortized over any applicable vesting periods.

The Company follows HB Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes also standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In 2004, the Company adopted the prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method. Direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. Compensation associated with unvested options issued to non-employees is remeasured at each quarter end using the Black-Scholes option-pricing model.

1.14 Financial Instruments and Other Instruments

The carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments.

1.15 Other Requirements

Summary of Outstanding Share Data to the date of this report:

1. Authorized
Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.

Unlimited number of Class "B" preference shares without nominal or par value.

Issued and outstanding common shares: 25,589,443

2. Options and warrants outstanding

Options outstanding:

Exercise price	Number outstanding at December 28, 2005	Expiry date
$0.60	170,000	June 23, 2009
$0.70	20,000	August 24, 2009
$0.60	885,000	February 16, 2010
$0.65	160,000	July 15, 2010
$0.65	208,000	August 1, 2008
$1.10	170,000	October 6, 2010
$1.10	245,000	October 11, 2010
	1,858,000	

Warrants outstanding:

Number of Shares	Exercise Price	Expiry Date
784,500	$0.90	September 21, 2006
1,032,917	$0.75	July 27, 2006
	$0.95	July 27, 2007
1,594,165	$0.75	August 31, 2006
	$0.95	August 31, 2007
1,463,678	$1.60	November 3, 2006
	$2.10	November 3, 2007

Additional disclosures pertaining to the Company's management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.
"Sokhie Puar"

Sokhie Puar
Director
December 28, 2005